Exhibit 99.2

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stock broker, bank manager, lawyer or other professional adviser.

SUPPLEMENTARY DIRECTORS’ CIRCULAR

RELATING TO THE OFFER BY

WWE EQUITY HOLDINGS INC.
AN INDIRECT SUBSIDIARY OF

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

TO PURCHASE ALL OF THE COMMON SHARES OF

WESTERN WIND ENERGY CORP.

FOR $2.50 IN CASH PER COMMON SHARE

NO RECOMMENDATION

For the reasons set out herein, the Board, acting upon the unanimous recommendation of the Special Committee, is not making a recommendation to Shareholders as to whether or not to accept the Offer.

Shareholders are urged to review carefully the factors considered by the Special Committee and the Board under the heading “Reasons For No Recommendation” and come to their own conclusions as to whether or not to accept the Offer.

January 21, 2013

January 21, 2013

Dear Western Wind Shareholder:

On November 26, 2012, WWE Equity Holdings Inc., an indirect subsidiary of Brookfield Renewable Energy Partners L.P., made an unsolicited offer to purchase all of the issued and outstanding common shares of Western Wind Energy Corp. (the “Company”) for $2.50 in cash for each outstanding share of Western Wind (the “Offer”).

The board of directors (the “Board of Directors”) issued an initial directors’ circular on December 7, 2012, urging Western Wind shareholders to take no action until there was further communication from the Board of Directors in a supplemental Directors’ Circular.

For the reasons set out in the attached supplementary directors’ circular (the “Supplementary Directors’ Circular”), the Board of Directors, acting upon the unanimous recommendation of the special committee of the Board of Directors (the “Special Committee”), is making NO RECOMMENDATION to shareholders as to whether or not to accept the Offer.

The attached Supplementary Directors’ Circular explains in detail the reasons for the Board of Directors’ decision. We strongly encourage you to read the Supplementary Directors’ Circular in its entirety, in particular the “Reasons For No Recommendation”.

Sincerely,
On behalf of the Board of Directors,

(Signed) V. JOHN WARDLOW	(Signed) MICHAEL BOYD
Director and Chairman of the Special Committee	Director and Chairman of the Board

TABLE OF CONTENTS
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	ii
CURRENCY	ii
AVAILABILITY OF DISCLOSURE DOCUMENTS	iii
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	iii
SUPPLEMENTARY DIRECTORS’ CIRCULAR	1
RECENT DEVELOPMENTS	1
NO RECOMMENDATION	2
REASONS FOR NO RECOMMENDATION	3
WESTERN WIND	5
THE OFFEROR AND BROOKFIELD RENEWABLE	5
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER	5
OWNERSHIP OF WESTERN WIND SHARES	6
TRADING IN SECURITIES OF WESTERN WIND	7
ISSUANCES OF SECURITIES OF WESTERN WIND	9
OWNERSHIP OF SECURITIES OF THE OFFEROR AND BROOKFIELD RENEWABLE	9
ARRANGEMENTS OR AGREEMENTS REGARDING THE OFFEROR OR BROOKFIELD RENEWABLE	9
ARRANGEMENTS BETWEEN WESTERN WIND AND ITS DIRECTORS OR OFFICERS	10
INTERESTS IN MATERIAL TRANSACTIONS OF OFFEROR	11
SHAREHOLDER RIGHTS PLAN	11
NO MATERIAL CHANGES	11
OTHER INFORMATION	11
STATUTORY RIGHTS	11
APPROVAL OF DIRECTORS’ CIRCULAR	11
CERTIFICATE	12

- i -

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained under the headings “Background to the Offer”, and “Intentions of Directors and Officers with respect to the Offer” of this Supplementary Directors’ Circular, in addition to statements contained elsewhere in this Supplementary Directors’ Circular, may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the Company’s negotiations with prospective purchasers and the results of due diligence investigations conducted by prospective purchasers, the Company’s ability to successfully negotiate non-disclosure agreements with interested parties, the availability of a financially superior offer, the outcome of discussions with and potential regulatory proceedings before the Ontario Securities Commission, the Company’s future growth, results of operations, performance, business prospects and opportunities as well as the economic environment in which it operates. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: actions taken by the Offeror or Brookfield Renewable, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, the ability of the Company to successfully negotiate non-disclosure agreements with interested parties, the availability of value-maximizing alternatives relative to the Offer and the actions of the Ontario Securities Commission in relation to the Company’s submissions. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available on SEDAR (as defined below) at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the progress of Western Wind’s sales process, whether the Company is able to successfully negotiate the terms of non-disclosure agreements with interested parties, the results of due diligence investigations conducted by interested parties, and, assuming the Company receives an expression of interest, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction, whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met, and whether any regulatory proceedings before the Ontario Securities Commission are successful. The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this Supplementary Directors’ Circular are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this Supplementary Directors’ Circular. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

CURRENCY

All dollar references in this Supplementary Directors’ Circular are in Canadian dollars, unless otherwise indicated. On January 18, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$1.0063.

- ii -

AVAILABILITY OF DISCLOSURE DOCUMENTS

Western Wind is a reporting issuer in British Columbia, Alberta and Ontario and files its continuous disclosure documents and other documents with Canadian securities regulatory authorities in each such provinces and with the United States Securities and Exchange Commission. These documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com, and at www.sec.gov. Certain information in this Supplementary Directors’ Circular that is contained in documents filed, or specified as having been filed on SEDAR is qualified in its entirety by reference to the complete text of such documents which may be obtained through the Company’s profile on SEDAR.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Supplementary Directors’ Circular has been prepared by Western Wind in accordance with disclosure requirements under applicable Canadian law. Shareholders of Western Wind (“Western Wind Shareholders” or the “Shareholders”) in the United States and otherwise outside of Canada should be aware that these requirements may be different from those of the United States or other jurisdictions. Financial statements, if any, included or described herein have been prepared in accordance with United States generally accepted accounting principles. The enforcement by Western Wind Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Wind is a corporation organized under the laws of the Province of British Columbia and that a majority of its officers and directors are residents of Canada. Western Wind Shareholders in the United States may not be able to sue Western Wind or its officers or directors in a foreign court for violation of United States securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

- iii -

SUPPLEMENTARY DIRECTORS’ CIRCULAR

This Supplementary Directors’ Circular is issued by the board of directors (the “Board of Directors” or “Board”) of Western Wind Energy Corp. (“Western Wind” or the “Company”) in connection with the unsolicited offer (the “Offer”) by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) dated November 26, 2012 to acquire all of the issued and outstanding common shares (the “Shares” or the “Western Wind Shares”) of Western Wind in exchange for $2.50 in cash per Share, upon the terms and subject to the conditions set forth in the circular of the Offeror dated November 26, 2012 (the “Offeror Circular”).

This Supplementary Directors’ Circular should be read together with the initial directors’ circular issued by the Board dated December 7, 2012 (the “Initial Directors’ Circular”), in particular the section thereof entitled “Background to the Brookfield Offer”.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 28, 2013, unless withdrawn or extended. The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, are set out in the Offeror Circular and accompanying documents.

All information provided in this Supplementary Directors’ Circular relating to the Offeror, Brookfield Renewable and the Offer is derived from information contained in the Offeror Circular. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

RECENT DEVELOPMENTS

Sale Process

Since the Initial Directors Circular was issued on December 7, 2012, the special committee of the Board of Directors (the “Special Committee”), with the assistance of its legal and financial advisors, has continued both its review and analysis of the Offer and the Company’s process to elicit other transactions that could provide greater value to Shareholders. The auction process has been progressing as planned and as part of that process, the Board of Directors continues to be in discussions with potential buyers. However, no binding offer has been made as of the date of this Supplementary Directors’ Circular.

Several of the parties contacted by Rothschild (Canada) Inc. (“Rothschild”), the Company’s lead financial advisor in respect of the auction process, have executed confidentiality agreements and conducted due diligence. Initial expressions of interest were received by the Company, some of which implied a value for the Company significantly greater than that offered by the Offeror. Seven parties remain in the process and continue to have access to the data room. Some of these parties have an interest in an individual asset, while others are considering an acquisition of the Company as a whole. Further, the Company is continuing to negotiate non-disclosure agreements with a small number of qualified parties to gain access to the data room. If they enter the auction process, these parties will likely not be in a position to provide their views on value for several weeks. It takes a significant amount of time for potential buyers to understand the complex technical and legal requirements involved with the Company and its assets. By way of example of the time frames that can apply to the sale of wind farms, Brookfield Renewable owns a wind farm in close proximity to the Company’s Windstar project which was previously on the market for two years before being purchased by Brookfield Renewable.

The Offeror acquired its interest in the Company after the announcement of the sale process. The Board of Directors is of the view that this was done to influence the sale process. To date, the presence of the Offer in addition to Brookfield Renewable’s position as a significant shareholder of the Company has had a chilling effect on the sale process.

See “Reasons For No Recommendation”.

Yabucoa Update and Tax Credits

On January 2, 2013, Western Wind announced progress towards bringing the Yabucoa project in Puerto Rico to a financial close, which will create additional value for Shareholders.

In addition, as part of the recent “fiscal cliff” package, the United States Congress approved an extension to a certain federal tax credit for wind power. In the latter months of 2012, the uncertain fate of the wind tax credit resulted in depressed valuations of companies in the wind power industry.

Formal Valuation Requirement Applicable to the Offeror’s Insider Bid

The Offer constitutes an “insider bid” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), since the Offeror, together with Brookfield Renewable and its affiliates holds more than 10% of the issued and outstanding equity and voting shares of the Company.

MI 61-101 requires, among other things, that a formal valuation of the securities that are the subject of an insider bid be prepared by an independent valuator and filed with the applicable securities regulatory authority and that a summary of the formal valuation be included in the take-over bid circular in respect of the insider bid (the “Valuation Requirement”), subject to certain exemptions.

As disclosed in the Offeror Circular, the Offeror is relying on an exemption from the Valuation Requirement on the basis that neither the Offeror nor any of its joint actors has, or has had within the preceding twelve months, any board or management representation in respect of the Company, or has knowledge of any material information concerning the Company or its securities that has not been generally disclosed (the “Valuation Exemption”).

However, as set out in the Initial Directors’ Circular, since early 2008, representatives of Brookfield Renewable and its affiliates have had a variety of communications with the representatives of the Company for the purpose of discussing possible business transactions. Between late 2011 and early 2012, representatives of the Company had a number of communications and meetings with representatives of Brookfield Renewable and its affiliates. During the course of these meetings and communications, representatives of the Company disclosed to representatives of Brookfield Renewable and its affiliates what the Company believes to be material, non-public and confidential information about the business and affairs of the Company including details of the Company’s various producing and development projects and project economics for each.

Western Wind has made submissions to staff of the Ontario Securities Commission (the “OSC”) in respect of the Offeror’s ability to rely on the Valuation Exemption. After concluding discussions with staff of the OSC, the Company will need to decide if it will initiate a regulatory proceeding by requesting the OSC to conduct a hearing into the matter. As of the date of this Supplementary Directors’ Circular, a hearing has not yet been requested by the Company and there is no guarantee that any such hearing will be scheduled before the expiry date of the Offer. There is no guarantee that any regulatory proceeding before the OSC will be successful.

The Special Committee believes that a formal valuation will benefit all Shareholders in that it will allow them to assess the price offered by the Offeror relative to the fair market value of the Shares as determined by an independent valuator.

NO RECOMMENDATION

After careful consideration, including a thorough review of the Offer, as well as other factors, including those discussed under the heading “Reasons For No Recommendation” in this Supplementary Directors’ Circular, and after consultation with its legal and financial advisors, on January 18, 2013, the Special Committee delivered to the Board of Directors its report containing its unanimous recommendation that the Board of Directors make NO RECOMMENDATION to Shareholders with respect to the Offer. While the Board of Directors is not making a recommendation to Shareholders with respect to the Offer, each of the directors and officers of Western Wind has indicated that he or she has not accepted and at this time does not intend to accept the Offer. See “Reasons For No Recommendation” and “Intentions of Directors, Officers and Others with Respect to the Offer”.

On January 18, 2013, the Board of Directors, together with Western Wind’s legal counsel, met to consider the recommendations of the Special Committee. The Board of Directors has carefully reviewed and considered the Offer, with the benefit of the report of the Special Committee and advice from the Company’s legal advisors. Based upon the foregoing, the Board of Directors has unanimously determined that it will make NO RECOMMENDATION to Shareholders with respect to the acceptance or rejection of the Offer.

Shareholders are urged to make their own decisions regarding whether to accept or reject the Offer, after carefully considering the Offer and the factors set out below under the heading “Reasons For No Recommendation”.

Any Shareholder who is in doubt as to how to respond to the Offer, including whether or not to tender or to withdraw his or her Shares, should consult his or her own investment dealer, tax advisor, lawyer or other professional advisor.

REASONS FOR NO RECOMMENDATION

After careful consideration of the risks and opportunities presented by the Offer, the members of the Special Committee found themselves unable to make a recommendation to Shareholders to accept or reject the Offer. Ultimately, they concluded, it is a choice that will rest on each Shareholder’s personal circumstances, appetite for risk and tolerance of uncertainty.

On July 30, 2012, the Company announced that it would be seeking a buyer for the Company and its assets, and that the Board of Directors had established the Special Committee. On August 10, 2012, the Company announced that it had engaged Rothschild as its lead financial advisor to manage and structure a comprehensive and efficient auction process, with PI Financial Corp. engaged as a co-advisor.

On July 31, 2012, Savitr Capital, LLC announced that it intended to nominate five new directors for election to the Board of Directors. All five of management’s nominees were ultimately elected to the Board of Directors at the Company’s annual general meeting held on September 25, 2012. However, the Company believes that there was at least an eight week delay in the proper functioning of the auction process due to the distraction caused by the proxy contest.

After the Company’s annual general meeting held on September 25, 2012, the Board of Directors again focused on the auction process. The auction process has since been progressing as planned and as part of that process, the Board of Directors continues to be in discussions with potential buyers. However, no binding offer has been made as of the date of this Supplementary Directors’ Circular. Several of the parties contacted by Rothschild have executed confidentiality agreements and conducted due diligence. Initial expressions of interest were received by the Company, some of which implied a value for the Company significantly greater than that offered by the Offeror. Seven parties remain in the process and continue to have access to the data room. Some of these parties have an interest in an individual asset, while others are considering an acquisition of the Company as a whole. Further, the Company is continuing to negotiate non-disclosure agreements with a small number of qualified parties to gain access to the data room. If they enter into the auction process, these parties will likely not be in a position to provide their views on value for several weeks.

Accordingly, while a financially superior offer may be made before the expiry of the Offer, the Offer is the only offer to purchase all of the outstanding Shares that is open for acceptance by Shareholders at the date of this Supplementary Directors’ Circular. Shareholders who are attracted by the certainty of an opportunity to sell their Shares for cash at this time may prefer to accept the Offer. The Board of Directors does note that the Company’s assets are infrastructure assets generating power under long term power purchase agreements. Accordingly, the value of these assets is not expected to be diminished by the success or failure of the Offer.

On the other hand, Western Wind is an independent renewable energy production company that owns and operates wind and solar generation facilities with 165 net megawatts of rated capacity operating in the states of California and Arizona. Western Wind also owns substantial development assets for both solar and wind energy in the United States. See “Western Wind”. On January 2, 2013, Western Wind announced progress towards bringing the Yabucoa project in Puerto Rico to a financial close, which will create value for Shareholders. In addition, as part of the recent “fiscal cliff” package, the United States Congress approved an extension to a certain federal tax credit for wind power. In the latter months of 2012, the uncertain fate of the wind tax credit resulted in depressed valuations of companies in the wind power industry. Shareholders who sell their Shares now, either in the market or by accepting the Offer, will forego any opportunity to realize the value created by the Yabucoa project, which could be significant, as well as Western Wind’s other projects including any benefit of the extended federal tax credits for wind power.

In the view of the Special Committee, the decision of a Shareholder to accept or reject the Offer will be based on the Shareholder’s individual circumstances, appetite for risk and hope of return. Accordingly, the Special Committee concluded that the Board of Directors could not usefully make a recommendation to Shareholders, but should instead strive to provide Shareholders with all of the relevant information to allow them to make that decision for themselves.

The Board of Directors adopted the conclusions of the Special Committee and determined that it would not make a recommendation to Shareholders whether to accept or reject the Offer.

The following is a summary of the principal reasons why the Special Committee and the Board of Directors have decided to make NO RECOMMENDATION with respect to acceptance or rejection of the Offer:

  Although a financially superior offer may be made before the expiry of the Offer, the Offer is the only offer to purchase all of the outstanding Shares that is open for acceptance by Shareholders at the date of this Supplementary Directors’ Circular.

  There are other significant risks and uncertainties related to the Offer, which are described in further detail below. See “Risks Related to the Offer”.

Risks Related to the Offer

The Offer is subject to a number of risks and uncertainties, including but not limited to the following:

1.

Western Wind has made submissions to staff of the OSC in respect of the Offeror’s ability to rely on the Valuation Exemption. The Special Committee believes that a formal valuation will benefit all Shareholders in that it will allow them to assess the price offered by the Offeror relative to the fair market value of the Shares as determined by an independent valuator. See “Recent Events – Formal Valuation Requirement Applicable to the Offeror’s Insider Bid”.

2.

The Offer is highly conditional to the benefit of the Offeror. There are a number of conditions which are not subject to a materiality threshold or other objective criteria but provide the Offeror with a broad range of grounds upon which it may decline to proceed with the Offer.

3.

The Offer is subject to the condition that there be validly deposited under the Offer and not withdrawn at the expiry date of the Offer, Shares representing more than 50% of the outstanding Shares held by Independent Shareholders (as defined in the Offeror Circular). However, the Offeror can waive this minimum tender condition and take up all the Shares tendered, even if the minimum tender condition is not met. If the Offeror acquires less than a majority of the Shares, the Company’s ability to effectively carry on its business may be impaired by a poor working relationship with Brookfield Renewable.

4.

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of Shareholders and could, therefore, adversely affect the liquidity and market value of the remaining Shares held by the public.

5.

Under the Offer, the Offeror may gain effective control of the Company without any obligation to acquire the outstanding Shares that were not tendered to its bid. This is inherently coercive because a Shareholder may feel compelled to tender Shares to the Offer, even if the Shareholder considers the offer price to be inadequate, to avoid the risk that the Shareholder may be left holding a minority investment at a reduced price reflective of a minority discount and with significantly less liquidity.

6.

In the Offeror Circular, the Offeror has advised that if it cannot complete a subsequent acquisition transaction, it will evaluate its alternatives, which may include purchasing Shares in the market, in privately negotiated transactions, in another take-over bid for Western Wind, or otherwise, or taking no further action to acquire additional Shares. Any additional purchases will be at the discretion of the Offeror, and could be at a price greater than, equal to or less than the Offer price.

WESTERN WIND

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net megawatts of rated capacity in production in California and Arizona. In addition, Western Wind owns substantial development assets for solar and wind energy in the United States.

The Company owns and operates three wind energy generation facilities in California and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120-megawatt Windstar and the 4.5-megawatt Windridge facilities in Tehachapi and the 30-megawatt Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5-megawatt Kingman integrated solar and wind facility. The Company is developing further wind and solar energy projects in California, Arizona and Puerto Rico.

Western Wind’s head office is located at Suite 1326 – 885 West Georgia Street, Vancouver, B.C., V6C 3E8. The Company also has branch offices in Scottsdale, Arizona and Tehachapi, California. The Company’s registered and records office is located at Suite 300 – 576 Seymour Street, Vancouver, B.C., V6B 3K1.

THE OFFEROR AND BROOKFIELD RENEWABLE

The Offeror was incorporated on August 22, 2012 under the Business Corporations Act (Ontario). The Offeror was formed for the purpose of the Offer and has not carried on any other business. The Offeror is an indirect subsidiary of Brookfield Renewable. The Offeror’s registered and records office is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON, M5J 2T3.

Brookfield Renewable is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Brookfield Renewable’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Brookfield Renewable’s common shares trade on the Toronto Stock Exchange under the symbol “BEP.UN”. Brookfield Renewable is a reporting issuer in all of the provinces and territories of Canada and its continuous disclosure documents are available online at www.sedar.com.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER

Each of the directors and officers of Western Wind has indicated that he or she has not accepted and at this time does not intend to accept the Offer. To the knowledge of the directors and officers of Western Wind, after reasonable enquiry, no associate or affiliate of Western Wind, no associate or affiliate of a director or officer of Western Wind, no person holding more than 10% of the issued and outstanding Western Wind Shares and no person acting jointly or in concert with Western Wind, has accepted or indicated an intention to accept the Offer.

OWNERSHIP OF WESTERN WIND SHARES

Western Wind is authorized to issue an unlimited number of Shares without par value and an unlimited number of Class A preferred shares without par value, issuable in series. As at January 17, 2013 there were 70,462,806 Western Wind Shares issued and outstanding, each entitled to one vote per Share. In addition, there were 2,043,419 common share purchase options and 1,546,609 common share purchase warrants outstanding, each entitling the holder to acquire one Western Wind Share.

The Western Wind Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “WND”. The Western Wind Shares are also listed and posted for trading on the OTCQX under the symbol “WNDEF”. On January 17, 2013, the closing price of the Western Wind Shares on the TSXV was $2.64. Between November 23, 2012, the date of the announcement of Brookfield Renewable’s intention to make the Offer, and January 17, 2013, 9,960,288 million Western Wind Shares have traded on the TSXV at a volume-weighted average price of approximately $2.76 per Western Wind Share.

The names of the directors and officers of Western Wind, the positions held by them and the number and percentage of class of securities of Western Wind beneficially owned, or over which control or direction is exercised as of the date hereof by each of them and where known after reasonable inquiry by their respective associates or affiliates, are as follows:

	Securities of Western Wind Beneficially Owned, Directly or Indirectly(1)
	Western		Western	% of	Western	% of
Name and Position with	Wind	% of Shares	Wind	Options	Wind	Warrants
Western Wind	Shares	Outstanding	Options	Outstanding	Warrants	Outstanding

JEFFREY J. CIACHURSKI Chief Executive Officer, President and Director	2,250,666	3.19%	Nil	N/A	Nil	N/A

CHRIS THOMPSON Chief Financial Officer	1,166,405	1.66%	Nil	N/A	Nil	N/A

T. ALANA STEELE General Counsel and Chief Operating Officer	308,565	0.44%	Nil	N/A	Nil	N/A

STEVE MENDOZA Executive VP and Chief Engineer	40,034	0.06%	507,120	24.82%	Nil	N/A

J. MICHAEL BOYD Chairman of the Board	322,000	0.46%	240,000	11.75%	Nil	N/A

CLAUS ANDRUP Director	125,800	0.18%	Nil	N/A	Nil	N/A

ROBERT C. BRYCE Director	356,166	0.51%	450,000	22.02%	Nil	N/A

V. JOHN WARDLOW Director	579,900	0.82%	450,000	22.02%	Nil	N/A

Notes:

(1)

Information as to securities of Western Wind beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Western Wind, has been furnished by the respective directors and officers.

In the aggregate, the directors and officers of Western Wind, and their respective associates or affiliates, beneficially own or exercise control or direction over, directly or indirectly, 5,149,536 Western Wind Shares representing approximately 7.31% of the issued and outstanding Western Wind Shares and have the ability to exercise 1,647,120 options to acquire an additional 1,647,120 Western Wind Shares.

To the knowledge of the directors and senior officers of Western Wind, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Western Wind, and no person or company acting jointly or in concert with Western Wind owns any securities of Western Wind except as disclosed below:

	Number of Common Shares
Name	Owned	Percent of Issued Shares

WWE Equity Holdings Inc. (the Offeror)	11,324,350	16.07%(1)

Notes:

(1)	Based on the number of outstanding Western Wind Shares as at January 17, 2013.

TRADING IN SECURITIES OF WESTERN WIND

During the six months preceding the date of this Supplementary Directors’ Circular, none of Western Wind, the directors or the officers of Western Wind nor, to the knowledge of the directors and officers of Western Wind after reasonable enquiry, any of their respective associates or affiliates, or any person or company acting jointly or in concert with Western Wind, has traded any Western Wind Shares, except as follows:

			No. of	Price per
Name and Position with			Common	Security
Western Wind	Nature of Trade	Date of Trade	Shares	($)

JEFFREY J. CIACHURSKI Chief Executive Officer, President and Director	Exercise of stock options	August 20, 2012	1,167,734(1)	1.09-1.54

CHRIS THOMPSON Chief Financial Officer	Exercise of stock options Exercise of stock warrants Disposition in public market Disposition in public market Disposition in public market Disposition in public market Disposition in public market	August 24, 2012 August 24, 2012 September 20, 2012 September 21, 2012 September 24, 2012 September 25, 2012 October 1, 2012	305,892 15,000 8,400(2) 47,300(3) 177,900(4) 71,252(5) 13,700(6)	1.09 1.25 2.48-2.50 2.48-2.51 2.48-2.50 2.50-2.60 2.48-2.49

T. ALANA STEELE General Counsel and Chief Operating Officer	Exercise of stock options Disposition in public market	August 17, 2012 January 4, 2013	474,180(7) 181,000	1.09-1.54 2.79

STEVE MENDOZA Executive VP and Chief Engineer	Exercise of stock options Disposition in public market Disposition in public market	September 20, 2012 December 10, 2012 December 19, 2012	17,880 23,690 11,077	1.09 US2.78 US2.78

			No. of	Price per
Name and Position with			Common	Security
Western Wind	Nature of Trade	Date of Trade	Shares	($)

J. MICHAEL BOYD Chairman of the Board	Exercise of stock options Disposition in public market Disposition in public market	August 1, 2012 September 26, 2012 October 1, 2012	285,000(8) 10,000 25,000(9)	1.09-1.54 2.46 2.45

CLAUS ANDRUP Director	Disposition in public market
Acquisition in public market
Acquisition in public market
Exercise of stock options
Disposition in public market
Exercise of stock options
Exercise of stock options
Disposition in public market
	Disposition in public market	August 7, 2012 August 29, 2012 August 31, 2012 September 5, 2012 September 7, 2012 September 7, 2012 September 10, 2012 September 10, 2012 September 11, 2012	1,867 200 600 185,261(10) 202,100(11) 140,239 100,000 121,000 101,900	2.00 2.10 2.31 1.09-1.34 2.29-2.39 1.34 1.54 2.41 2.41

ROBERT C. BRYCE Director	Disposition in public market
Disposition in public market
Disposition in public market
Exercise of stock options
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
	Disposition in public market	October 1, 2012 October 2, 2012 October 3, 2012 October 5, 2012 October 5, 2012 October 9, 2012 October 11, 2012 October 15, 2012 October 16, 2012 October 18, 2012 October 19, 2012 October 22, 2012	10,000 5,000 10,000 50,000 37,800(12) 17,100(13) 5,000 5,000 20,000(14) 10,000(15) 7,400(16) 2,600	2.465 2.45 2.465 1.54 2.45-2.472 2.45 2.45 2.45 2.48-2.63 2.51 2.52-2.53 2.53

V. JOHN WARDLOW Director	Exercise of stock options	August 23, 2012	200,000(17)	$1.09-$1.54

Notes:

(1)

Comprised of common shares issued to Mr. Ciachurski upon the exercise of: (i) 100,000 options at a price of $1.54, (ii) 350,000 options at a price of $1.34, (iii) 300,000 options at a price of $1.53, and (iv) 417,734 options at a price of $1.09.

(2)	Comprised of: (i) 5,000 common shares at a price of $2.48 per share, and (ii) 3,400 common shares at a price of $2.50 per share.
(3)	Comprised of: (i) 10,800 common shares at a price of $2.48 per share, (ii) 4,600 common shares at a price of $2.49 per share, and (iii) 31,900 common shares at a price of $2.50 per share.
(4)

Comprised of: (i) 4,300 common shares at a price of $2.48 per share, (ii) 135,000 common shares at a price of $2.49 per share, (iii) 25,000 common shares at a price of $2.50 per share, and (iv) 13,600 common shares at a price of $2.51 per share.

(5)

Comprised of: (i) 25,552 common shares at a price of $2.50 per share, (ii) 11,500 common shares at a price of $2.51 per share, (iii) 12,100 common shares at a price of $2.52 per share, (iv) 16,800 common shares at a price of $2.55 per share, (v) 500 common shares at a price of $2.56 per share, and (vi) 4,800 common shares at a price of $2.60 per share.

(6)	Comprised of: (i) 5,000 common shares at a price of $2.48 per share, and (ii) 8,700 common shares at a price of $2.49 per share.
(7)	Comprised of common shares issued to Ms. Steele upon the exercise of: (i) 100,000 options at a price of $1.54 and (ii) 374,180 options at a price of $1.09.
(8)	Comprised of common shares issued to Mr. Boyd upon the exercise of: (i) 125,000 options at a price of $1.09, and (ii) 160,000 options at a price of $1.54.
(9)	Comprised of: (i) 15,000 common shares at a price of $2.45 per share and (ii) 10,000 common shares at a price of $2.45 per share.

(10)	Comprised of common shares issued to Mr. Andrup upon the exercise of: (i) 175,500 options at a price of $1.09 and (ii) 9,761 options at a price of $1.34.

(11)

Comprised of: (i) 93,900 common shares at a price of $2.39 per share, (ii) 2,200 common shares at a price of $2.30 per share, (iii) 90,000 common shares at a price of $2.30 per share, (iv) 1,000 common shares at a price of $2.30 per share, (v) 5,000 common shares at a price of $2.30 per share, and (vi) 10,000 common shares at a price of $2.29 per share.

(12)	Comprised of: (i) 20,000 common shares at a price of $2.45 per share, and (ii) 17,800 common shares at a price of $2.45 per share.

(13)	Comprised of: (i) 1,900 common shares at a price of $2.45 per share and (ii) 15,200 common shares at a price of $2.45 per share.

(14)

Comprised of: (i) 5,000 common shares at a price of $2.49 per share, (ii) 5,000 common shares at a price of $2.48 per share, (iii) 5,000 common shares at a price of $2.54 per share, (iv) 5,000 common shares at a price of $2.63 per share.

(15)	Comprised of: (i) 5,000 common shares at a price of $2.51 per share and (ii) 5,000 common shares at a price of $2.51 per share.

(16)	Comprised of: (i) 5,000 common shares at a price of $2.52 per share and (ii) 400 common shares at a price of $2.53 per share, and (iii) 2,000 common shares at a price of $2.53.

(17)	Comprised of common shares issued to Mr. Wardlow upon the exercise of: (i) 100,000 options at a price of $1.09, and (ii) 100,000 options at a price of $1.54.

ISSUANCES OF SECURITIES OF WESTERN WIND

Except as disclosed in the table above or below, no Western Wind Shares or other securities convertible into or exchangeable for Western Wind Shares have been issued or granted to the directors, officers or other insiders of Western Wind during the two years preceding the date of this Supplementary Directors’ Circular.

		No. of	Issue/Exercise
		Shares/Options/	Price per Share
Name	Nature of Issue	Warrants Issued	($)	Date Issued

STEVE MENDOZA Executive VP and Chief Engineer	Grant of options	25,000	1.45	March 7, 2011

OWNERSHIP OF SECURITIES OF THE OFFEROR AND BROOKFIELD RENEWABLE

None of Western Wind, the directors or officers of Western Wind nor, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Western Wind, owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror or Brookfield Renewable.

ARRANGEMENTS OR AGREEMENTS REGARDING THE OFFEROR OR BROOKFIELD RENEWABLE

No arrangement, agreement, commitment or understanding has been made, or is proposed to be made, between the Offeror or Brookfield Renewable and any of the directors or senior officers of Western Wind relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

None of the directors or senior officers of Western Wind is a director or senior officer of the Offeror, Brookfield Renewable or any of its subsidiaries.

ARRANGEMENTS BETWEEN WESTERN WIND AND ITS DIRECTORS OR OFFICERS

Except as disclosed below, there are no agreements, commitments or understandings made or proposed to be made between Western Wind and any of the directors or officers of Western Wind, including agreements, commitments or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Executive Employment Agreements

Jeff Ciachurski, Chris Thompson (through his consulting company, TCC Consulting Ltd.) and T. Alana Steele are parties to executive employment agreements and consulting agreements, respectively, with Western Wind (each an “Executive Agreement”, together the “Executive Agreements”).

The Executive Agreement of Mr. Ciachurski contains dual-trigger “Change in Control” provisions that will trigger the payment of severance to an executive if, at any time within twelve months after a Change in Control, (i) Mr. Ciachurski is terminated without just cause, or (ii) Mr. Ciachurski resigns due to a material reduction or change in his position, duties or remuneration. The amount of severance payable will be based on the base salary of Mr. Ciachurski and the annual bonuses paid over the last three years. In addition, under the terms of Mr. Ciachurski’s Executive Agreement, any stock outstanding options granted to Mr. Ciachurski, and any options agreed to be issued to the terminated executive upon the occurrence of a certain event will, subject to the terms of the Corporation’s stock option plan, vest immediately and continue to be exercisable for the duration of the relevant term.

As previously disclosed by the Company including in its management information circular dated August 24, 2012, upon the occurrence of a Change in Control, Mr. Ciachurski will be entitled to a special bonus ranging between $2,000,000 and $4,000,000 based on a per share price between $3.00 and $5.00, with an additional $1,000,000 for each dollar increase in per share value above $5.00. If Mr. Ciachurski has not been paid bonuses during such three year period then the bonus amounts payable to Mr. Ciachurski upon termination or resignation following Change in Control will not be less than the target bonus amounts determined annually by the Board pursuant to the terms of Mr. Ciachurski’s Executive Agreement.

The Executive Agreements of Mr. Thompson and Ms. Steele provide that, in the event the executive terminates the Executive Agreement within sixty days after a Change in Control, the terminating consultant will be entitled to receive a termination payment based on the executive’s annual fee under the applicable Executive Agreement and, upon such termination, all outstanding stock options will vest immediately.

As disclosed in the Company’s interim financial statements for the quarter ended September 30, 2012, the Company has accrued executive change-in-control payments for the Chief Executive Officer of the Company in the amount of $2,983,000, and $683,800 for three other officers of the Company. As at September 30, 2012, $1,983,000, and $377,000 had been paid out, respectively. The amounts paid out were reinvested in the Company during the quarter, upon the exercise of options and warrants. The balance of accrued payments will be paid out when sufficient funds are available.

Stock Option Plan

The Offer will permit the Board of Directors to, upon notifying each optionee of full particulars of the Offer and subject to the approval of the TSXV, declare all options to purchase Western Wind Shares vested, to the extent that any such options are not vested as of the date of the approval of the TSXV.

Special Committee

As compensation for services rendered in connection with serving on the Special Committee, if and when the Company is sold pursuant to the Company’s ongoing auction process, the members of the Special Committee will receive a monthly fee of $2,500 for each month of service commencing on August 1, 2012.

INTERESTS IN MATERIAL TRANSACTIONS OF OFFEROR

None of the directors or officers of Western Wind or their associates, and to the knowledge of such directors and officers after reasonable enquiry, no person or company who owns more than 10% of the issued and outstanding Western Wind Shares has any interest in any material transaction to which the Offeror is a party.

SHAREHOLDER RIGHTS PLAN

Western Wind has a shareholder rights plan agreement (the “Rights Plan”) in place effective April 5, 2005 as amended on May 17, 2010. A copy of the Rights Plan is available under the Company’s profile on SEDAR. The Board of Directors believes that the Rights Plan is an important instrument to allow the Company sufficient time to pursue alternatives that may lead to a higher offer for the Shares. The Board of Directors intends to use the Rights Plan only to advance the interests of Shareholders in their capacity as shareholders, and has embarked on a process intended to maximize value for the Shareholders.

By permitting all Shareholders other than an unsolicited bidder to purchase Shares at a discount, the Rights Plan is intended to encourage a person interested in acquiring 20% or more of Western Wind’s outstanding Shares to do so by way of a Permitted Bid (as defined in the Rights Plan) or otherwise to make a take-over bid that the Board of Directors considers as representing the full value of the Shares. A Permitted Bid is one which meets certain established standards of fairness, including a requirement that it remain open for at least 60 days.

The Company and its legal advisors have been in discussions with the Offeror and the British Columbia Securities Commission regarding whether the Offer constitutes a Permitted Bid under the Rights Plan. Having now received sufficient assurances from the Offeror in this regard, the Board of Directors has determined that the Offer constitutes a Permitted Bid.

NO MATERIAL CHANGES

Except for the Offer or as disclosed in this Supplementary Directors’ Circular or otherwise publicly disclosed, the directors and officers of Western Wind are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Western Wind since November 29, 2012, being the date of the last published unaudited interim financial statements of Western Wind.

OTHER INFORMATION

As of the date hereof, except as disclosed in this Supplementary Directors’ Circular or otherwise publicly disclosed, there is no information that is known to the directors or officers of Western Wind that would reasonably be expected to affect the decision of the Western Wind Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

Securities legislation of the provinces and territories of Canada provides security holders of Western Wind with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Supplementary Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors.

CERTIFICATE

January 21, 2013

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Western Wind Energy Corp.

(Signed) V. JOHN WARDLOW	(Signed) MICHAEL BOYD
Director and Chairman of the Special Committee	Director and Chairman of the Board